Exhibit 99.1

SAIHEAT LIMITED Secures Patent for “Waste Heat Recovery System and Method”, Deepening in Chip Cooling Waste Heat Recovery Field and Empowering Green Development and R&D Upgrade with Technological Innovation

SINGAPORE, Nov 17, 2025 (GLOBE NEWSWIRE) -- SAIHEAT Limited (“SAIHEAT” or the “Company”) (NASDAQ: SAIH), is pleased to announce that it has secured the patent for “Waste Heat Recovery System and Method”.

This innovation focuses on the waste heat recovery and utilization field, aiming at the industry pain point where mainstream server or chip cooling solutions directly discharge a large amount of heat carried by the cooling medium, resulting in significant energy waste. This innovation innovatively constructs a system architecture consisting of a heat generation end, a waste heat utilization end, a cooling end, and a control end, where the control end precisely adjusts the distribution ratio of the heat carried by the cooling medium between the waste heat utilization end and the cooling end by changing the opening degrees of the two valves, realizing the efficient recovery and utilization of waste heat from the heat generation end and greatly improving energy utilization efficiency.

SAIHEAT has always positioned technological innovation as its core strategy, increasing research and development (R&D) investment and building a professional R&D team to achieve technological breakthroughs in cutting-edge fields such as waste heat recovery. The grant of this patent stands as compelling evidence of SAIHEAT’s efforts to reduce energy waste and carbon emissions through waste heat recovery, contributing to green and low-carbon development and fulfilling its ESG responsibilities. Going forward, SAIHEAT will continue to deepen technological research and development, constantly enhance its technical capabilities, leverage innovation to drive improvements of energy utilization efficiency in the industry, and contribute greater corporate value toward its ESG responsibilities.

About SAIHEAT

SAIHEAT (NASDAQ: SAIH) is a global distributed computing power operator. By leveraging a modular computing power system, we help energy owners address the issues of local energy consumption and efficient resource utilization. The company provides BTC cloud mining services by joint computing power, as well as energy digitization and monetarization solutions for energy asset owners. These technologies contribute to reducing the carbon footprint and provides innovative solutions for energy enterprises. For more information on SAIHEAT, please visit: https://www.saiheat.com.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements include, but not limited to, statements concerning SAIHEAT’s operations, financial performance, and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAIHEAT cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic, and social conditions around the world including those discussed in SAIHEAT’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAIHEAT specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

Investor Relations Contact:

ir@saiheat.com